Exhibit 99.1

AMTD IDEA Group Announces ADS Ratio Change

November 07, 2023 08:28 AM Eastern Standard Time

PARIS & NEW YORK & SINGAPORE—(BUSINESS WIRE)—AMTD IDEA Group (NYSE: AMTD; SGX: HKB) (“AMTD IDEA” or the “Company”), today announced that it will change the ratio of its American depositary shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio Change”), par value US$0.0001 per share, from one (1) ADS representing two (2) Class A ordinary shares to one (1) ADS representing six (6) Class A ordinary shares, effective on or about November 17, 2023, U.S. Eastern Time (the “Effective Date”).

For the Company’s ADS holders, the ADS Ratio Change will have the same effect as a one-for-three reverse ADS split. On the Effective Date, ADS holders will be required to surrender and exchange every three (3) ADSs then held for one (1) new ADS. The Bank of New York Mellon, as the depositary bank for the Company’s ADS program, will arrange for the exchange. The Company’s ADSs will continue to be traded on the New York Stock Exchange under the ticker symbol “AMTD”.

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes, and expenses, where applicable) will be distributed to the applicable ADS holders by the depositary bank. The ADS Ratio Change will have no impact on the Company’s underlying Class A ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS Ratio Change.

About AMTD IDEA Group

AMTD IDEA Group, formerly known as AMTD International Inc. (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global capital markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles as well as hospitality and VIP services. Through our unique eco-system—the “AMTD SpiderNet” - AMTD IDEA Group is uniquely positioned as an active superconnector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at @AMTDGroup.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group with the SEC. All information provided in this press release is as of the date of this press release, and AMTD IDEA Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

IR Office

AMTD IDEA Group

ir@amtdinc.com

Source: AMTD IDEA Group